Exhibit 99.9

IMMEDIATE	19 JUNE 2006

Royal & SunAlliance – driving profitable performance

Royal & Sun Alliance Insurance Group plc (R&SA) will be meeting with investors and analysts this afternoon to give a presentation on the Core Group. This presentation will set out how the Group will drive profitable performance and will include a number of new targets including:

•	Growth initiatives in each of its core regions; and

•	Further annualised expense savings of £130m by mid 2008.

In 2003, R&SA set out plans to restructure the Group. The plans for the Core Group have been delivered and it now comprises a portfolio of high quality businesses in the UK, International and Scandinavia with strong market positions, market leading underwriting and claims expertise, and best in class technology. The Group target of achieving £270m of annualised expense savings by the end of 2006 has now been delivered ahead of schedule.

Driven by these actions to restructure the Group and drive operational excellence, R&SA has delivered nine successive quarters of sub 100 combined operating ratios. It remains committed to its objective of delivering sustainable profitable performance.

Today R&SA is announcing a range of growth initiatives in each of its three regions – UK, International and Scandinavia. These include annual double digit growth in International, doubling premiums in the Baltics and growing its UK affinity business by more than 50%.

R&SA is also announcing a target of a further £130m of annualised expense savings which represents approximately 9% of the 2005 cost base, to be delivered by mid 2008. These savings will be driven in part by a reduction in headcount of 1,550, including 1,000 in the UK. The Group has consulted fully with its union partners in the UK and Scandinavia and will continue to work closely with them over the next two years to minimise the number of compulsory redundancies. The costs of realising the expense savings of around £100m will be funded by the expected savings over the next two years and will not adversely impact profitability.

The new expense savings targets are a key part of the Group’s aim to reduce its expense ratios (excluding commission) in the UK and Scandinavia to under 15% and its operating expense ratio for its intermediated business in Canada to single digits.

Andy Haste, Group CEO of Royal & SunAlliance commented, “We have a clear strategy of running general insurance businesses with strong market positions to deliver sustainable profitable performance. The decision to reduce headcount is always a difficult one but necessary to ensure we remain as competitive as possible and to continue to deliver on our objective of sustainable profitable performance.

Over the last three years we have built an excellent platform for growth with exciting opportunities. We have developed a strong track record of delivery and we will be pursuing these new opportunities with the same drive, energy and ambition as we have applied to the restructuring of the business. We are confident that we will deliver on our plans and that we will strengthen our position as one of the best general insurers.”

Across the portfolio, the Core Group will also continue to look for bolt on acquisitions to drive profitable growth in its key markets and segments and the Group is announcing today two transactions in Scandinavia and International.

UK

In the UK, R&SA is the second largest commercial insurer and the third largest personal motor and household insurer. While the market remains competitive, actions taken over the last three years provide the business with a strong foundation for growth.

Premiums at the end of the first quarter 2006 were 7% down on prior year reflecting the Group’s commitment to maintaining technical price. During the first five months of the year, R&SA has entered a number of significant new partnerships, which when fully on stream will bring annualised premium of £200m. Through a combination of these new partnerships, continued growth in MORE TH>N and expansion in targeted commercial segments and channels, the UK business is building momentum and will go into 2007 in a good position.

R&SA’s objective by 2010 is to be number one in the broker market by choice, reputation, capability and profitability, to strengthen its number three retail position and grow the affinity business by more than 50%.

International

International accounts for approximately 25% of the Core Group’s premiums and earnings and has a strong balance of businesses in emerging and mature markets. International is R&SA’s fastest growing region and the Group is targeting continued annual double premium digit growth. This comprises around 10% from mature markets and 15% from emerging markets.

Within this target the Group’s objective is to double its premiums in Latin America by 2010 and to continue to drive strong double digit growth from Johnson, its direct operation in Canada. As part of these plans, the Group today announces that it has signed a purchase agreement to acquire the personal lines business of Shillington Insurance Brokers and its subsidiary, which will add approximately £20m of premium to the Johnson business.

Scandinavia

The Scandinavian market has grown steadily over the last 10 years. In the first quarter of 2006, the Group’s Scandinavian operations delivered underlying premium growth of 4%. The Group’s expectation is that it will continue to deliver low single digit underlying premium growth for the remainder of 2006.

R&SA’s longer term objectives in the region are to strengthen its number three market positions in Denmark and Sweden and double premiums in the Baltics by 2010.

The Baltics are attractive emerging markets where the Group already has number one positions and delivered premium growth of 44% in the first quarter of 2006. As part of its Baltic expansion plan, R&SA’s Scandinavian subsidiary (Codan) has today announced the buy out of the minority interests in its Latvian and Lithuanian businesses for £53m as well as its intention to enter the Estonian market in early 2007.

Codan has also announced today the retirement of Jens Erik Christensen, its CEO. Jens Erik has been with the Group for 13 years and been CEO of Codan since 2003. He will retire at the end of this year.

Andy Haste, Group CEO of Royal & SunAlliance commented, “Jens Erik has made a great contribution to the Group and led Codan successfully through an important phase of its development, delivering consistently strong results.”

In addition, Codan has announced that it will be undertaking a buy back of shares in the market through a continuous buy back process of up to a maximum of £100m. R&SA does not intend to participate in this buy back.

--ENDS--

For further information:

Group Analysts	Group Press	UK Press

Helen Pickford	Phil Wilson-Brown	Annette Spencer

Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047	Tel: +44 (0) 20 7337 5146

Andrew Wigg	Simon Moyse (Finsbury)

Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7251 3801

Notes to Editors

•	The Core Group is defined as the UK, International, Scandinavia and Corporate Centre.

•	The headcount reduction of 1,550 comprises 1,000 in the UK, 350 in Scandinavia, 160 in International and 40 in the Corporate Centre.

This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward-looking statements cover, among other matters, our strategy and operational objectives; financial results; sustainability of earnings and profitable growth; restructuring plans; our projected cost savings; payment of future dividends; losses related to the US financial enhancement products; reduction in the Group’s US exposures; capital and solvency requirements in the UK; regulatory position in the US; effect of litigation on the Company’s financial position; projections of losses resulting from catastrophic storms; projection of combined ratios for 2006; delays in claims notifications for asbestos and environmental claims and adverse claims development on long tail business and court judgments. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and the Company’s plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; political and social conditions; the frequency, severity and development of insured loss events, including catastrophes and man made disasters; the availability and pricing of, and ability to collect on, reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest and inflation rates; returns on and fluctuations in the value of the Company’s investment portfolios; corporate bankruptcies; fluctuations in foreign currency exchange rates; the ability of our subsidiaries to pay dividends; a downgrade in the Company’s financial strength or claims paying or other credit ratings; adverse changes in laws and regulations; adverse outcomes in judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission and the UK Listing Authority. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or regulation.